1025 Thomas Jefferson Street, N.W. Suite 400 East Washington, D.C. 20007-5208 (202) 965-8100 Fax: (202) 965-8104 Writer’s Direct Line: (202) 965-8127 Email Address: rtc@jordenusa.com	777 Brickell Avenue Suite 500 Miami, FL 33131-2803 (305) 371-2600 Fax: (305) 372-9928 175 Powder Forest Drive Suite 201 Simsbury, CT 06089-9658 (860) 392-5000 Fax: (860) 392-5058

April 26, 2012

BY EDGAR

William J. Kotapish, Esq.

Assistant Director and Chief, Office of Insurance Products

Securities and Exchange Commission,

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A (“Registrant”) ONcore Premier Variable Annuity Post-Effective Amendment No. 46 to Form N-4 Registration Statement File Nos. 333-43515 and 811-01978

 Dear Mr. Kotapish:

Further to our April 24, 2012 discussion, I am writing to confirm that Registrant has determined to delete references to the ranges for the annual crediting rate percentages (“ACR”) and maximum annual withdrawal rates (“MAW”) disclosed in the above-referenced filing (“Amendment”) and in 13 other ONcore Variable Annuity post-effective amendments filed on February 24, 2012. Registrant will give effect to these and other disclosure changes made in response to Commission staff comments in post-effective amendments filed pursuant to Rule 485(b) under the Securities Act of 1933.

Registrant is deleting the references to the ranges based on its understanding, which we discussed, that the Commission staff agrees that not all changes in a rider’s terms need be effected by post-effective amendment and that the disclosure of ranges is not necessary should Registrant determine to effect changes in the ACR or MAW from time to time by Rule 497 prospectus supplement. Registrant further understands that in determining whether to effect a change by Rule 497 prospectus supplement, the factors it should consider would include any “ripple effect” the change has on other disclosures in the prospectus and whether the change, along with any other changes, would in the aggregate result a fundamental change that would require a post-effective amendment filing.

William J. Kotapish, Esq.

April 26, 2012

Regarding the ACR, the disclosure changes will include the following, as marked:

We reserve the right to change the annual credit rate for the GLWB Plus on new contracts issued in the future. ~~The annual credit rate for the GLWB Plus will always be between 5-8%. If we change the annual credit rate for the GLWB Plus, we will supplement this prospectus with the new annual credit rate prior to issuing riders with that new rate.~~

Regarding the MAW, the disclosure changes will include the following, as marked for both the single and joint GLWB Plus riders:

The maximum amount you may withdraw in a contract year under the GLWB Plus rider without reducing your GLWB base is equal to the maximum annual withdrawal percentage multiplied by the GLWB base. The maximum annual withdrawal percentages for the GLWB Plus riders applied for on or after May 1, 2012 are as follows:

Annuitant’s Age	Maximum Annual Withdrawal %
59 1/2 to 64	4.10~~25~~	%
65 to 74	5.10~~25~~	%
75 to 79	5.75~~6~~	%
80 to 84	6.25%
85+	7%

For GLWB Plus riders applied for prior to May 1, 2012, the maximum amount you may withdraw in a contract year under the rider without reducing your GLWB base is equal to the following withdrawal percentages multiplied by the GLWB base:

Annuitant’s Age	Maximum Annual Withdrawal %
59 1/2 to 64	4.25%
65 to 74	5.25%
75 to 79	6%
80 to 84	6.5%
85+	7%

In the future, we may offer GLWB Plus riders that have different maximum annual withdrawal percentages ~~within the ranges listed below. We also may offer GLWB Plus riders in the future with different ranges of maximum annual withdrawal percentages~~.

~~Annuitant’s Age~~	~~Maximum Annual~~ Withdrawal % Ranges
~~59 1/2 to 64~~	~~3.25-4.75~~	~~%~~
~~65 to 74~~	~~4.25-5.75~~	~~%~~
~~75 to 79~~	~~5-6.5~~	~~%~~
~~80 to 84~~	~~5.5-7~~	~~%~~
~~85+~~	~~6-7.5~~	~~%~~

William J. Kotapish, Esq.

April 26, 2012

The maximum amount you may withdraw in a contract year under the Joint GLWB Plus rider without reducing your GLWB base is equal to the maximum annual withdrawal percentage multiplied by the GLWB base. The maximum annual withdrawal percentages for the Joint GLWB Plus for riders applied for on or after May 1, 2012 are:

Youngest Participating Spouse’s Age	Maximum Annual Withdrawal %
59 1/2 to 64	4~~.10~~	%
65 to 74	5~~.10~~	%
75 to 79	5.~~7~~5%
80 to 84	6~~.25~~	%
85+	7%

For Joint GLWB Plus riders applied for prior to May 1, 2012, the maximum amount you may withdraw in a contract year under the rider without reducing your GLWB base is equal to the following withdrawal percentages multiplied by the GLWB base:

Youngest Participating Spouse’s Age	Maximum Annual Withdrawal %
59 1/2 to 64	4.25%
65 to 74	5.25%
75 to 79	6%
80 to 84	6.5%
85+	7%

In the future, we may offer Joint GLWB Plus riders that have different maximum annual withdrawal percentages ~~within the ranges listed below. We also may offer Joint GLWB Plus riders in the future with different ranges of maximum annual withdrawal percentages~~.

~~Youngest Participating Spouse’s Age~~	~~Maximum Annual Withdrawal % Ranges~~
~~59 1/2 to 64~~	~~3.10-4.60%~~
~~65 to 74~~	~~4.10-5.60%~~
~~75 to 79~~	~~4.75-6.25%~~
~~80 to 84~~	~~5.25-6.75%~~
~~85+~~	~~6-7.5%~~

William J. Kotapish, Esq.

April 26, 2012

Ohio National greatly appreciates the Commission staff’s time and attention to this matter. Please contact me at the number above or Kimberly A. Plante, Senior Associate Counsel at (513) 794-6278 if you have any questions.

Sincerely,

Richard T. Choi

Cc:	Michael Haverkamp, Esq.

Kimberly Plante, Esq.